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                 Bausch & Lomb Incorporated

                         Exhibit 12

   Statement Regarding Computation of Ratio of Earnings to
                        Fixed Charges

                (Dollar Amounts In Millions)


                                    December 26,      December 27,
                                        1998              1997
Earnings before provision of
income taxes and minority
interests                                $130.4            $118.0

Fixed charges                             102.6              57.9

Capitalized interest, net of
current period amortization                 0.3               0.3

Total earnings as adjusted               $233.3            $176.2

Fixed charges:
Interest (including interest
expense and capitalized interest)        $100.7             $56.1

Portion of rents representative
of the interest factor                      1.9               1.8

Total fixed charges                      $102.6             $57.9

Ratio of earnings to fixed charges       2.27<1>          3.04<2>


1 Excluding the effects of restructuring charges, impairment of goodwill and purchased in-process research & development expense and a gain from the sale of the skin care product line recorded in 1998 the ratio of earnings to fixed charges at December 26, 1998 would have been 3.07.


2 Excluding the effects of the restructuring charges recorded in 1997 the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.
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